

07006486

SECURITIE _ .ISSION
Washington, D.C. 20549

AB * 5/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

1250 Réné-Levesque Ouest, suite 4025
(No. and Street)

Montréal	Quebec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody LLP
(Name — if individual, state last, first, middle name)

4150 Ste-Catherine St. West, 6th Floor	Montréal	Quebec	H3Z 2Y5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc.,as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Brockhouse Cooper

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

March 31, 2007 and 2006

(Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
March 31, 2007 and 2006
(Expressed in U.S. dollars)

Contents



BDO Dunwoody s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.
Montreal, Quebec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. as of March 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montréal, Quebec
May 15, 2007

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
(Expressed in U.S. dollars)

March 31	2007	2006
Assets		
Current		
Cash and cash equivalents (Note 3)	**$ 4,099,505**	$ 3,176,639
Due from clients (Note 4)	**51,812,314**	12,111,748
Due from brokers (Note 4)	**6,156,121**	4,250,832
Accounts receivable	**173,970**	261,050
Income taxes receivable	-	264,282
Securities owned, at market value (Note 5)	**7,442,138**	1,139,868
Due from related party (Note 9)	**12,229**	149,258
Prepaid expenses	-	2,059
	69,696,277	21,355,736
Stock exchange shares, at cost (Note 6)	-	1
Fixed assets, net (Note 7)	**704,183**	290,983
Investments (Note 8)	**2,071,635**	205,016
Deferred charges	**266,182**	208,350
	$ 72,738,277	$ 22,060,086
Liabilities and Stockholders' Equity		
Current liabilities		
Due to clients (Note 4)	**$ 5,309,058**	$ 3,305,716
Due to brokers (Note 4)	**51,812,255**	12,105,017
Accounts payable and accrued expenses	**3,616,847**	568,367
Dividend payable	-	1,597,030
Income taxes payable (Note 10)	**1,956,423**	-
	62,694,583	17,576,130
Commitments (Notes 12 and 13)		
Stockholders' equity	**10,043,694**	4,483,956
	$ 72,738,277	$ 22,060,086

On behalf of the Board

R. L. Cooper ______ Director

______ Director

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the Investment Dealers Association of Canada (IDA), the National Association of Securities Dealers, Inc. (NASD) and the London Stock Exchange Inc. (LSE), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of consolidation

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Asset Management Inc. (formerly 4343191 Canada Inc.). The assets and liabilities of the parent-founded subsidiary companies are initially recorded at cost. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Securities owned are recorded at market value. Securities listed on national and international exchanges are valued at the last sales price on the date of valuation.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Investments

The investment in a company subject to significant influence is accounted for under the equity method.

The investment in preferred shares of a company under common control is recorded at cost.

Deferred charges

Deferred charges are comprised of initial start-up costs incurred by a wholly-owned subsidiary company which had not commenced operations at year end. These costs will be amortized over their estimated useful lives once operations begin.

Income taxes

The amount of current taxes receivable/payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Financial instruments and brokerage agreements

The company's financial instruments consist of cash, short term investments, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from related party and accounts payable and accrued expenses.

The company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The company is exposed to interest rate risk on fixed rate securities owned.

(Expressed in U.S. dollars)

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition.

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $613,960 (2006 - $355,694) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

4. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2007	2006
Due from clients	**$ 51,812,255**	$ 12,103,617
Due from brokers	**$ 5,063,957**	$ 2,894,264
Due to clients	**$ 5,063,957**	$ 2,894,264
Due to brokers	**$ 51,812,255**	$ 12,103,617

The transactions giving rise to these balances have settled since year end.

(Expressed in U.S. dollars)

5. Securities Owned

	2007	2006
Canadian provincial bonds	**$ 210,800**	$ 998,597
Corporate bonds	**6,500,528**	60,791
Stocks	**730,810**	80,480
	$ 7,442,138	$ 1,139,868

6. Stock Exchange Shares

The 100,000 common shares of the Bourse de Montréal Inc. previously held by the company, which had been received in exchange for one seat of the Montreal Stock Exchange previously held, were split on a three for one basis during the year.

On March 26, 2007, the company sold its 300,000 shares on a tax deferred basis to a company under common control, 6741746 Canada Inc., as described in note 7.

7. Fixed Assets

			2007
	Cost	**Accumulated Depreciation & Amortization**	**Net**
Technology equipment	**$ 279,885**	**$ 100,509**	**$ 179,376**
Furniture and fixtures	**239,380**	**51,089**	**188,291**
Leasehold improvements	**421,967**	**85,451**	**336,516**
	$ 941,232	**$ 237,049**	**$ 704,183**

			2006
	Cost	Accumulated Depreciation & Amortization	Net
Technology equipment	$ 253,602	$ 131,010	$ 122,592
Furniture and fixtures	77,248	27,121	50,127
Leasehold improvements	140,304	22,040	118,264
	$ 471,154	$ 180,171	$ 290,983

During the current year, fully amortized assets with an original cost of $186,130 were removed from the accounts (2006 - $64,112).

(Expressed in U.S. dollars)

8. Investments

		2007		2006
753 shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 25.1% ownership interest.				
Balance, beginning of year	$	**205,016**	$	277,279
Disposal of shares		**-**		(3,705)
Dividend received during the year		**(423,322)**		(272,023)
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year		**1,135,243**		191,937
Foreign exchange (loss) gain on revaluation to year end rate		**(19,544)**		11,528
Balance, end of year		**897,393**		205,016
6741746 Canada Inc. ("46 Inc."), a wholly-owned subsidiary (a)				
2,000 preferred shares with a redemption and retraction value of $13.5 million CDN		**1**		-
Initial investment in 100% of the issued common shares of the company		**370**		-
Cancellation on wind-up of the subsidiary		**(371)**		-
Balance, end of year		-		-
431,361,125 voting preferred shares of 6741738 Canada Inc. ("38 Inc."), a company under common control, representing a 1% ownership interest.				
Initial investment in 4,281,500,000 preferred shares assumed on wind-up of 46 Inc. (a)		**11,655,012**		-
Distribution of 1,712,600,000 preferred shares in payment of a taxable dividend declared by the company		**(4,662,005)**		-
Distribution of 2,137,538,875 preferred shares in payment of a capital dividend declared by the company		**(5,818,765)**		-
Balance, end of year		**1,174,242**		-
	$	**2,071,635**	$	205,016

(Expressed in U.S. dollars)

(a) On March 26, 2007, Brockhouse &Cooper Inc. disposed of its 300,000 Bourse de Montréal Inc. shares to 46 Inc., a company under common control incorporated on March 26, 2007, on a tax deferred basis and received 2,000 preferred shares of 46 Inc. as consideration for the shares transferred.

On March 30, 2007, Brockhouse & Cooper Inc. purchased all of the issued and outstanding common shares of 46 Inc. Immediately thereafter, Brockhouse & Cooper Inc wound up the newly acquired subsidiary company and assumed its assets and liabilities which were as follows:

Investment in preferred shares of 38 Inc.	$ 11,655,012
Income taxes payable	(2,658,643)
Additional paid-in capital	$ 8,996,369

The investment in preferred shares of 38 Inc. were received as ultimate consideration for the disposal of the Bourse de Montréal Inc. shares held by 46 Inc. to 38 Inc. at fair market value of $13.5 million CDN (being $11,655,012 USD).

9. Due from Related Party

Amounts due from the related party are as follows:

	2007	2006
Brockhouse Cooper SA (Pty) Ltd.	$ 12,229	$ 149,258

These balances are non-interest bearing, due upon demand and have arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

The fair value of this financial instrument is not determinable as no similar market instruments are available.

10. Income Taxes Payable

The company's current income tax liability includes $2,658,643 assumed on the wind-up of a subsidiary as described in note 8(a).

(Expressed in U.S. dollars)

11. Commitments

The company is obligated under an operating lease for its head office premises which terminates April 2013 and an operating lease for its disaster recovery premises which terminates in January 2008. A subsidiary company is obligated under an operating lease for its head office premises which terminates in July 2007. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended March 31	
2008	$ 215,000
2009	181,000
2010	181,000
2011	198,000
2012	200,000
Thereafter	17,000
	$ 992,000

12. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of the NASD, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2007 the company had regulatory net capital of $ 5,774,390 (2006 - $2,767,308), which was $ 1,594,751 (2006 - $1,595,566) in excess of its required regulatory net capital of $ 4,179,639 (2006 - $1,171,742). The Company's regulatory net capital ratio was 10.86 to 1 (2006 – 6.35 to 1).

BDO

Brockhouse & Cooper Inc.

Report on Internal Control Required by SEC Rule 17a-5

For the year ended March 31, 2007